U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
0-55502
FORM 12b-25	814-01137

NOTIFICATION OF LATE FILING	CUSIP NUMBER

☒ Form 10-K	☐ Form 20-F	☐Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:  December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein .

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First Capital Investment Corporation

Full Name of Registrant

Freedom Capital Corporation

Former Name if Applicable

410 Park Avenue, 14th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10022

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

As previously reported in its Current Report on Form 8-K, filed with the SEC on March 14, 2018, First Capital Master Advisor, LLC (“FCMA”), the entity that owns FCIC Advisors LLC (“FCIC Advisors”), the investment adviser to First Capital Investment Corporation (the “Company”), entered into a purchase agreement with StHealth Capital Partners LLC (“StHealth”), dated March 13, 2018, whereby StHealth agreed to acquire all of the membership units owned by FCMA in FCIC Advisors.

Upon the closing of the acquisition of FCIC Advisors by StHealth, there was a change in control of FCIC Advisors. As a result of the closing of the acquisition of FCIC Advisors, effective March 8, 2018, Dr. Bob Froehlich resigned as the as the Chairman of the Board of the Company (the “Board”). Effective March 13, 2018, Suneet Singal resigned as a Member of the Board, as well as from his positions as Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Treasurer and Secretary of the Company, and Brian Wall resigned from his role with the management of the Company (thereby rendering his nomination as CFO and Treasurer of no further effect). Effective March 14, 2018, Dr. Derek Taller was appointed by the Board as CEO and Dr. Reid Maclellan as Chief Operating Officer (“COO”). On March 14, 2018, Paul Saint-Pierre was appointed as Interested Director and Chairman of the Board, as well as CFO, Treasurer and Secretary, effective as of March 31, 2018.

Additional changes to the Board and management of the Company were announced following the initial post-Closing changes to the Board and management of the Company. On March 27, 2018, Paul Saint-Pierre confirmed a transition away from his appointment as Interested Director and Chairman of the Board, CFO, Treasurer and Secretary to the Company, to that of Senior Advisor. Further, on March 29, 2018, Jeffrey Silverman, the Chief Compliance Officer (“CCO”) of the Company submitted his resignation as officer thereof. The departure of Mr. Silverman and the transition of Mr. Saint-Pierre resulted in the further nomination, as of March 29, 2018, of Dr. David Lessen as CFO, Treasurer and Secretary, and of Dr. Taller as President, CCO and Anti-Money Laundering Officer of the Company.

As a result of the timing of the transaction described above, the Company could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2017 prior to the due date of the Annual Report on Form 10-K. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Derek Taller	(646)	653-7035
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐  No  ☒

The Company has not yet filed the Form 10-Q, Quarterly reports pursuant to section 13 and 15(d) of the Securities Exchange Act of 1934, for the preceding 12 months, but is diligently preparing such reports with its new management and team of advisors to file such reports on an expedited basis.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐ No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Capital Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2018	By:	/s/ Derek Taller
President and Chief Executive Officer